SCHEDULE 1

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. All prices are denominated in U.S. dollars. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Swan

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
04/30/2025	123,388	23.8290	23.3125-24.0000
05/01/2025	16,930	23.9870	23.8850-24.0000
05/19/2025	181,892	25.2552	24.6650-25.6600
05/19/2025	72,508	25.7282	25.6750-25.8000
05/20/2025	104,957	25.6983	25.4050-25.8000
05/21/2025	410,172	25.4278	25.0850-25.7500
05/22/2025	72,937	26.1625	25.9400-26.2500